SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
--------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])

                           Everest Properties II, LLC (offeror)
                       Dixon Mill Investor, LLC (offeror)
                       MPF Pacific Gateway, LLC (offeror)
--------------------------------------------------------------------------------
                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation: $8,170,000(1)        Amount of Filing Fee: $1,634
--------------------------------------------------------------------------------
(1) Calculated as the product of the total Units available for purchase and the gross cash price per Unit.
(2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable       Filing party:  Not Applicable
     Form or registration no.:  Not Applicable     Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, LLC, a California limited liability company ("Everest"), Dixon Mill Investor, LLC, a New Jersey limited liability company ("Dixon"), and MPF Pacific Gateway, LLC, a California limited liability company ("MPF") (Everest, Dixon and MPF are referred to herein as the "Purchasers"), to purchase ALL Units of limited partnership interests ("Units") not already held by Purchasers and their affiliates in Wilder Richman Historic Properties II, L.P. (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     DETAILS OF THE OFFER

     7. Conditions of the Offer

          Clause (iv) of paragraph (a) of the Section is hereby amended to delete the phrase "any Purchaser, or" from the clause.

          Paragraph (c) of the Section is hereby amended and restated in its entirety as follows.

          "(c) any court, government, administrative agency or other governmental authority, shall attempt to require any authorization, consent, filing or waiting period as necessary for the consummation of the transactions contemplated by the Offer, or any such authority shall make comments or inquiries concerning the Offer, and the Purchasers are unable to fulfil such requirement or demonstrate to such authority that such authorization, consent, filing or waiting period is not required, or resolve to the satisfaction of any such authority any comments or inquiries made concerning the Offer;"


ITEM 12. EXHIBITS.

         12.6     Letter to Unit Holders dated December 16, 2005.

         12.7     Press Release dated and issued December 16, 2005.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2005


                                  EVEREST PROPERTIES II, LLC


                                  By: /S/ DAVID I. LESSER
                                      ------------------------
                                      David I. Lesser
                                      Executive Vice President



                                  DIXON MILL INVESTOR, LLC


                                  By: /S/ MARK M. BAVA
                                      ---------------------
                                      Mark M. Bava
                                      Authorized Agent



                                  MPF PACIFIC GATEWAY, LLC
                                  By: MacKenzie Patterson Fuller, Inc., Manager


                                  By: /S/ CHIP PATTERSON
                                      -----------------------
                                      Chip Patterson
                                      Senior Vice President